As filed with the Securities and Exchange Commission on December 5, 2011

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Malaysia Fund, Inc.

(Name of Subject Company [Issuer])

The Malaysia Fund, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

560905101

(CUSIP Number of Class of Securities)

522 Fifth Avenue
New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 296-6970

Stefanie V. Chang Yu, Esq.
522 Fifth Avenue
New York, New York 10036

(Name and Address of Agent for Service)

Copy to:

Carl Frischling, Esq.	Stuart M. Strauss, Esq.
Kramer Levin Naftalis & Frankel LLP	Dechert LLP
1177 Avenue of the Americas	1095 Avenue of the Americas
New York, New York 10036	New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation	Amount Of Filing Fee
$3,832,494 (a)	$459(b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 377,214 shares of common stock of the Fund (5% of the total number of shares outstanding on October 11, 2011) by $10.61 (98% of the net asset value per share of $10.83 as of the close of ordinary trading on the New York Stock Exchange on November 29, 2011).

(b)	Calculated at $114.60 per $1,000,000 of the Transaction Value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$440
		Filing Party:	The Malaysia Fund, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 17, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

Introductory Statement

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed by The Malaysia Fund, Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on October 17, 2011 to add an additional exhibit in accordance with Rule 13e-4(c)(1) and (c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.  Exhibits.

(a)(1)(i)                                 Issuer Tender Offer Statement, October 17, 2011.*

(a)(1)(ii)                              Form of Letter of Transmittal.*

(a)(1)(iii)                           Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)                          Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)                             Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)                          Form of Letter to Stockholders.*

(a)(2)                                            None.

(a)(5)                                            Text of press release dated and issued on October 17, 2011.*

(a)(6)                                            Text of press release dated and issued on November 14, 2011.**

(a)(7)                                            Text of press release dated and issued on November 29, 2011.***

(a)(8)                                            Text of press release dated and issued on December 5, 2011. (filed herewith)

(b)                                                         None.

(d)                                                         None.

(g)                                                         None.

*                                         Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on October 17, 2011.

**                                  Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on November 14, 2011.

***                           Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on November 29, 2011.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MALAYSIA FUND, INC.

/s/ Mary E. Mullin
Name: Mary E. Mullin
Title: Secretary

Dated:  December 5, 2011